UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Seidman, Brian W.
   Sycamore Equities, Inc.
   600 Third Avenue
   New York, NY  10016
   U.S.
2. Issuer Name and Ticker or Trading Symbol
   IBS Interactive, Inc.
   IBSX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   07/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   General Counsel and Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value $.0|      |    | |                  |   |           |92,858             |I     |By Sycamore Equties, Inc. (|
1 per share                |      |    | |                  |   |           |                   |      |1)                         |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Options (Right t|$17.60  |     |    | |           |   |(2)  |03/10|Common Stock|2,858  |       |2,858       |D  |            |
o Buy)                |        |     |    | |           |   |     |/09  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Stock Options (Right t|$22.00  |     |    | |           |   |(3)  |06/04|Common Stock|2,142  |       |2,142       |D  |            |
o Buy)                |        |     |    | |           |   |     |/09  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Stock Options (Right t|$10.19  |     |    | |           |   |(4)  |01/14|Common Stock|10,000 |       |10,000      |D  |            |
o Buy)                |        |     |    | |           |   |     |/10  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Stock Options (Right t|$6.07   |07/06|A   | |25,000     |A  |(5)  |07/05|Common Stock|25,000 |(6)    |25,000      |D  |            |
o Buy)                |        |/00  |    | |           |   |     |/10  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) The Reporting Person is the President and sole stockholder of Sycamore Equities, Inc.
(2) One-third of the options to purchase shares of Common Stock pursuant to the 1998 Stock Option Plan vested and became exercisable on March
10, 2000, and the remainder will vest as to one-third of these options on each successive anniversary date.
(3) One-third of the options to purchase shares of Common Stock pursuant to the 1999 Stock Option Plan vested and became exercisable on May 6,
2000, and the remainder will vest as to one-third of these options on each successive anniversary date.
(4) Options to purchase shares of Common Stock will vest and become exercisable as to one-third of these options on each successive anniversary date after January 14, 2000.
(5) Options to purchase shares of Common Stock will vest and become exercisable as to one-third of these options on each successive anniversary date after July 6, 2000.
(6) The options were awarded pursuant to approval by the issuer's board of directors.
SIGNATURE OF REPORTING PERSON
/s/ Brian W. Seidman
DATE
August 10, 2000